Mail Stop 3561

February 21, 2008

Jodi Stevens, President
Forever Valuable Collectibles, Inc.
535 16th Street, Suite 810
Denver, CO 80202

> **Re:** **Forever Valuable Collectibles, Inc.**
> **Registration Statement on Form SB-2**
> **Filed January 30, 2008**
> **File No. 333-148935**

Dear Ms. Stevens:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please be advised that the Commission recently adopted amendments to the reporting obligations of small business issuers. The amendments created a new category of issuer defined as a "smaller reporting company," which generally includes any company with either less than $75 million in public float, or if public float cannot be calculated, less than $50 million in revenue for the last fiscal year. See SEC Release No. 33-8876 (December 19, 2007) available at www.sec.gov. As a result of the amendments and the creation of the "smaller reporting

company," registration statements for small business issuers, including Form SB-2, have been removed as of February 4, 2008. Accordingly, any amendments to the Form SB-2 filed by you will need to be filed on Forms S-1 or S-3, as applicable. Until August 4, 2008, you may continue to present disclosure in the current SB-2 format or you may use the scaled disclosure requirements in Regulation S-K.

Summary, page 3

2. We note your disclosure that the business reason for the spin-off is that Fincor's business is totally unrelated to your proposed business. As you have not actually engaged in any material business activity and as Fincor has only held your assets for a short period of time, it does not appear that you have established a valid business purpose for the spin-off. As such we view this transaction as a primary offering. Please refer to our Staff Legal Bulletin No. 4. Consequently, you are not eligible to make an at-the-market offering under Rule 415(a)(4) of Regulation C because you are not eligible to make an offering under Rule 415(a)(1)(x) of Regulation C. Please revise your registration statement to price the shares at a fixed price for the duration of the offering. Please also state that Fincor and its shareholders are underwriters of this offering. Revise your prospectus accordingly.

Business, page 17

Proposed Business, page 17

3. Revise this discussion to clarify how you intend to identify and obtain your inventory. For example, explain with greater specificity what you mean by sports memorabilia. Describe with greater specificity the types of vendors you intend to approach first in order to get your business started and whether you intend to focus on a particular geographic area. Considering you are toward the end of your third month since formation, update the disclosure you provide on page 15 to disclose where you stand in terms of your Plan of Operations.

Certain Relationships and Related Transactions, page 20

4. We note your indication that you purchased inventory from Fincor. Please revise your discussion here, and in your Business discussion, to disclose the nature of the inventory purchased and provide all information required pursuant to Item 404(d) of Regulation S-K.

Description of Securities, page 24

5. You state here that all of your shares distributed in the spin-off "will be duly authorized, fully paid and non-assessable." This is a legal conclusion that you are not qualified to make. Please delete this language.

Undertakings, II-2

6. Please revise your undertakings to include the undertakings of Item 512(a)(5)(ii) of Regulation S-K.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective
responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Scott Anderegg, Staff Attorney at (202) 551-3342, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David J. Wagner, Esq.